Exhibit 99.2

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Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 6623)
(NYSE Stock Ticker: LU)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 30, 2026

Reference is made to the circular (the "**Circular**") of Lufax Holding Ltd (the "**Company**") incorporating, amongst others, the notice (the "**Notice**") of the annual general meeting of the Company (the "**AGM**") dated June 3, 2026. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board is pleased to announce that at the AGM held on June 30, 2026 at 10:00 a.m. (Hong Kong time) at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People's Republic of China, the Notice of which was given to the Shareholders on June 3, 2026, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

	Ordinary Resolutions	Number of Votes Cast and Percentage (%)	
		For	**Against**
1	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the directors ("**Directors**", each a "**Director**") and auditors of the Company ("**Auditors**") thereon.	1,469,132,263 (99.99%)	176,190 (0.01%)
2	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and Auditors thereon.	1,469,132,205 (99.99%)	176,248 (0.01%)

Ordinary Resolutions	Number of Votes Cast and Percentage (%)	
	For	**Against**
3 (a) To re-elect Mr. Xiang JI as an executive Director;	1,459,179,177 (99.31%)	10,129,276 (0.69%)
(b) To re-elect Mr. Tongzhuan XI as an executive Director;	1,447,617,057 (98.52%)	21,691,396 (1.48%)
(c) To re-elect Ms. Fangfang CAI as a non-executive Director;	1,458,257,457 (99.25%)	11,050,996 (0.75%)
(d) To re-elect Mr. Shibang GUO as a non-executive Director;	1,459,178,893 (99.31%)	10,129,560 (0.69%)
(e) To re-elect Mr. Peifeng LI as a non-executive Director;	1,459,178,887 (99.31%)	10,129,566 (0.69%)
(f) To re-elect Mr. Dicky Peter YIP as an independent non-executive Director;	1,463,781,215 (99.62%)	5,527,238 (0.38%)
(g) To re-elect Ms. Wai Ping Tina LEE as an independent non-executive Director;	1,468,760,981 (99.96%)	547,472 (0.04%)
(h) To re-elect Mr. Koon Wing Ernest IP as an independent non-executive Director;	1,469,010,409 (99.98%)	298,044 (0.02%)
(i) To re-elect Mr. Siu Hong CHENG as an independent non-executive Director; and	1,469,010,617 (99.98%)	297,836 (0.02%)
(j) To authorise the board of Directors (the "**Board**") to fix the remuneration of the Directors.	1,460,416,663 (99.39%)	8,891,790 (0.61%)
4. To re-appoint Ernst & Young and Ernst & Young Hua Ming LLP as Auditors to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.	1,469,153,941 (99.99%)	154,512 (0.01%)

Notes:

(a) As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 4, all resolutions were duly passed as ordinary resolutions.

(b) As of the Share Record Date, the total number of issued Shares was 1,733,377,784 Shares (excluding 56,304,860 treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's share incentive plans).

(c) There was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d) Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the AGM was 1,733,377,784 Shares.

(e) The Company's branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f) All Directors attended the AGM in person or by electronic means.

By Order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, June 30, 2026

As at the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.